April 15, 2005

via facsimile and U.S. mail
Mr. Douglas W. Weir
Chief Financial Officer
Toreador Resources Corporation
4809 Cole Avenue, Suite 108
Dallas, Texas 75205

	Re:	Toreador Resources Corporation
		Form 10-K, for the year ended December 31, 2004
      File No. 0-02517


Dear Mr. Douglas W. Weir:


      We have reviewed the above filing and have the following accounting. We have limited our review to only the matters addressed below and will make no further review of your document. Comments relating to engineering matters, if any, will be issued in a separate letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












10-K for the year ended December 31, 2004


Critical Accounting Policies, page 32

1. We note that you have duplicated your significant accounting policies as presented in note 2 to your financial statements under
your critical accounting policies.   Critical accounting policy
disclosures should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Such disclosures should address the specific instances where uncertainties exist in your estimates that materially affect the quality and variability of your earnings and cash flows so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience in making critical estimates are effective in conveying this information. Please modify your disclosures accordingly. Refer to
FRC Section 501.14 for further guidance.

Financial Statements

Consolidated Statements of Changes in Stockholders` Equity, page
F-6

2. We note that your share data related to share transactions was not included in your statement of stockholders` equity. Please modify your statement of stockholder`s equity to include share data or provide a tabular presentation of changes in your outstanding shares in the notes to your financial statements. Refer to paragraph 10 of
ABPO No. 12.

Notes to Consolidated Financial Statements, page F-12

3. We have read your revenue recognition policy disclosure and were unable to determine how you are accounting for oil sales and transportation costs associated with your sales. We would expect your disclosures to include a description of significant contract terms and how you have applied the guidance in SAB Topic 13A to your sale arrangements. For example, we note your disclosure that a significant portion of your oil production is sold to Elf Antar France S.A. Additionally, whether you have accounted for the transportation costs as a component of your oil sales or selling expenses should be clear from your disclosures. Please expand your revenue recognition policy accordingly.



Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jon Duersch at (202) 942-1761 or Jill Davis at
(202) 942-1996 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director
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Toreador Resources Corporation.
April 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE